197 Clarendon Street

Boston, Massachusetts 02116

(617) 572-0070

Email: mramirez@jhancock.com

Michael A Ramirez

AVP & Senior Counsel

December 13, 2024

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Via EDGAR Correspondence Submission

Re: John Hancock Life Insurance Company (U.S.A.) Separate Account A Registration Statement Filed September 4, 2024, for Accumulation Variable Universal Life 2025 Policies (“Policies”), File No. 333-281927

Re: John Hancock Life Insurance Company (U.S.A.) Separate Account A Registration Statement Filed September 4, 2024, for Accumulation Variable Universal Life 2025 Employer Markets Policies (“Policies”), File No. 333-281928

Dear Mr. Oh:

On behalf of John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) and its Separate Account A, we are responding to the Commission staff comments that you provided orally on December 12, 2024 in connection with the above-captioned Registration Statements.

Page numbers cited in our below recitations of the staff’s comments refer to the page numbers in the marked courtesy copy on which the staff based its comments, and page numbers cited in brackets in our comment responses refer to the page numbers in the enclosed courtesy copy of the prospectus that is marked to show changes we are making from the prospectus as initially filed in these registration statements.

GENERAL COMMENTS:

COMMENT 1: Please note that any bracketed figures that are completed in the pre-effective amendment filing—as well as changes made to the Employer Market statutory prospectus and initial summary prospectuses—will be subject to review upon filing.

RESPONSE: We acknowledge the Staff’s comment.

COMMENT 2: Make sure that the formatting of the Key Information table is corrected in the final version of the prospectus.

RESPONSE: We will ensure that the formatting of the table is corrected in the final version of the prospectus.

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COMMENT 3: At the end of the Standard Loan section, further disclose how the remaining loan amount (if any) taken from the indexed accounts will be charged. Also disclose how any amounts taken from the holding segment will be treated.

RESPONSE: We updated the disclosure in this section to account for the interest charged to these amounts prior to transfer to the loan account.

COMMENT 4: In the second paragraph of the Index Loan section, further address the interest earned and credited by loan amounts secured by the holding segment.

RESPONSE: We updated the disclosure to address loaned amounts in the holding segment prior to a segment initiation date.

COMMENT 5: For the last sentence of the Index Loan section on page 34, explain the allocation between variable investment accounts and the Fixed Account.

RESPONSE: We added additional disclosure accordingly.

COMMENT 6: In the second paragraph of the Effect of Loans on Cash Value and Death Benefit section, clarify whether the holding segment is first used with the amounts in the indexed accounts.

RESPONSE: We added additional disclosure accordingly.

COMMENT 7: Regarding the footnote to the riders in the Other Benefits Available Under the Policy table, review the riders to ensure that all applicable optional benefits are footnoted properly.

RESPONSE: We included the referenced footnote to the Disability Payment of Specified Premium Rider accordingly.

COMMENT 8: Regarding the prior comment regarding the listing of product feature variations based on intermediary/distribution channel, we reiterate that Item 8 of Form N-6 requires that these variations be listed in an appendix. Effectiveness will not be prevented here, but the Staff notes that going forward due diligence on intermediary variations must be confirmed.

RESPONSE: We acknowledge the Staff’s comment going forward. As previously noted, the registration statements for AVUL 25 and the Employer Market versions are separate to account for variations in intermediary offerings.

COMMENT 9: In the More About Certain Optional Benefits section, remove the reference to financial intermediaries in the second sentence.

RESPONSE: We removed this reference accordingly.

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COMMENT 10: In the Restrictions section of the Key Information Table—Optional Benefits, address any variations in offering of benefits based on state limitations and reference this section in the prospectus.

RESPONSE: We made the requested modification.

COMMENT 11: Note that edits to the Part C, the exhibits, and SAI will be subject to review in the pre- effective amendment filing.

RESPONSE: We acknowledge the Staff’s comment.

COMMENT 12: Make sure to hyperlink the Fee Table in the Initial Summary Prospectus.

RESPONSE: We will make sure to hyperlink accordingly.

We believe that the foregoing is responsive to the comments to date received on the Form N-6 initial filing from September 4, 2024. The changes reflected will be incorporated into the Registration Statement via pre-effective amendment. If there are any questions or additional comments, please do not hesitate to reach me or Lauren Daudelin at 617-572-9998 or by email at lauren_daudelin@jhancock.com.

Thank you,

/s/ Michael A. Ramirez

Michael A. Ramirez

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